August 13, 2019

Jessica Billingsley
Chief Executive Officer
Akerna Corp.
1601 Arapahoe St.
Denver, CO 80202

       Re: Akerna Corp.
           Registration Statement on Form S-3
           Filed July 17, 2019
           File No. 333-232694

Dear Ms. Billingsley:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Summary, page 1

1. Please provide a brief summary of the recent SPAC merger, the reorganization, the change in control of MTech Acquisition Corp. ("MTech"), and the concurrent private placements that resulted in the current status of Akerna. In your summary, please clarify the concentration of ownership of management and principal stockholders, and disclose the number and percentage of public SPAC common stockholders that redeemed their shares for their respective portion of the SPAC trust funds.
Risk Factors, page 18

2. Your forum selection provision in your Certificate of Incorporation identifies the Court of
       Chancery of the State of Delaware as the exclusive forum for certain litigation, including
 Jessica Billingsley
Akerna Corp.
August 13, 2019
Page 2
       any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.
Plan of Distribution, page 33

3. Please clarify whether any of your selling stockholders are subject to a lock-up agreement and, if so, how the restrictions on resale will affect the offering. Incorporation of Documents By Reference, page 37

4. Please incorporate the MTech periodic reports filed since the end its last completed fiscal year. Please refer to Item 12 of Form S-3 for further guidance. We note that your Form
       10-Q for MTech filed on May 15, 2019 is not incorporated by reference.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.




                                                              Sincerely,

FirstName LastNameJessica Billingsley                         Division of
Corporation Finance
Comapany NameAkerna Corp.                                     Office of
Information Technologies
                                                              and Services
August 13, 2019 Page 2
FirstName LastName Donikyan, Esq.
cc:       Tamar